Exhibit 99.1

Investor and Media Contact:
IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Declares Quarterly Dividend on its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

ATHENS, Greece, Sept. 10, 2026 – Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership owner and lessor, announced today that the Company’s Board of Directors has declared a cash dividend of $0.546875 per depositary share, each representing a 1/100th interest in a share of its 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) (NYSE:GSLPrB). The dividend represents payment for the period from July 1, 2026 to September 30, 2026 and will be paid on October 1, 2026 to all Series B Preferred Shareholders of record as of September 24, 2026.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Our operating fleet of 71 containerships as of June 30, 2026, had an average age weighted by TEU capacity of 18.4 years. 41 ships are wide-beam Post-Panamax. As of June 30, 2026, our fleet also included 15 newbuilding containerships under construction with scheduled deliveries between the fourth quarter of 2028 and the first quarter of 2030.

As of June 30, 2026, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, including our newbuildings, was 3.3 years on a TEU-weighted basis. Contracted revenue, including our newbuildings, on the same basis was $3.2 billion. Contracted revenue was $4.1 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.4 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.